                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

             For the fiscal year ended..........December 31, 1999

                                       OR

[_]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from..........to..........
             Commission file number..............................

             A. FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                           (Full title of the Plan)

             B. FMC CORPORATION
                200 East Randolph Drive, Chicago, Illinois 60601
                         (Name and Address of Issuer)



    SIGNATURES
    ----------

    The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                              FMC EMPLOYEES' THRIFT AND
                              STOCK PURCHASE PLAN


                              By /s/ Steven H. Shapiro
                                 --------------------------

                              Associate General Counsel and
                              Assistant Secretary

    Dated: June 28, 2000

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                         Page(s)
                                                                         ------

Independent Auditors' Report..................................                 1

Financial Statements:

  Statements of Net Assets Available for Benefits.............                 2

  Statements of Changes in Net Assets Available for Benefits..                 3

  Notes to Financial Statements...............................               4-8
                                                                Schedule
                                                                --------

Schedule of Assets Held for Investment Purposes...............      1          9

                         Independent Auditors' Report
                         ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Employees' Thrift and Stock Purchase Plan (the Plan) as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           /s/ KPMG LLP


Chicago, Illinois
June 28, 2000

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Statements of Net Assets Available for Benefits
December 31, 1999 and 1998
(In thousands)

                                                       1999           1998
                                                   -----------    -----------
  Assets:
    Investments, at fair value                     $   598,447    $   591,637

    Receivables:
      Contributions - employees                              1            364
      Contributions - employer                             176            187
      Participants' loans                               18,949         21,664
                                                   -----------    -----------
                                                        19,126         22,215
                                                   -----------    -----------
  Net assets available for benefits                $   617,573    $   613,852
                                                   ===========    ===========


  The accompanying notes are an integral part of these financial statements.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 1999 and 1998
(In thousands)


                                                    1999         1998
                                                 ----------   ----------

Additions:
    Net appreciation (depreciation) in
      fair value of investments                  $  10,822    $ (41,040)
    Interest and dividend income                    18,733       21,841
    Contributions - employees                       34,392       34,936
    Contributions - employer                        15,838       16,353
                                                 ----------   ----------

Total additions                                     79,785       32,090
                                                 ----------   ----------

Deductions:
    Distributions to participants                   83,909       54,492
    Administrative expenses                            471          403
                                                 ----------   ----------

Total deductions                                    84,380       54,895
                                                 ----------   ----------

Net deductions prior to transfers
    and other changes                               (4,595)     (22,805)

Net transferred in (Note 5)                          8,316        6,567
                                                 ----------   ----------

Net additions (deductions)                           3,721      (16,238)

Net assets available for benefits,
    beginning of year                              613,852      630,090
                                                 ----------   ----------

Net assets available for benefits,
    end of year                                  $ 617,573    $ 613,852
                                                 ==========   ==========


The accompanying notes are an integral part of these financial statements.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1999 and 1998

--------------------------------------------------------------------------------
(1)  Description of the Plan

     The following description of the FMC Employees' Thrift and Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

     (a)  General

     The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers all full-time employees of FMC Corporation (the Company) (other than employees who generally reside or work outside of the United States and employees covered by certain collective bargaining agreements). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). The Plan was amended and restated effective January 1, 1999 to reflect Plan changes and changes in the Internal Revenue Code. The Plan is administered by the FMC Employee Welfare Benefits Plan Committee.

     (b)  Contributions

     Participants may elect to have their annual compensation reduced by up to $10,000, subject to adjustments to reflect changes in the cost of living, but not by more than 15% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $10,000 (but not more than 15% of their total compensation in the aggregate). The Company makes matching contributions ranging from 40% to 100% of the portion of those contributions not in excess of 5% of each participant's compensation (Basic Contribution), regardless of the $10,000 limit on pretax contributions. At December 31, 1999, 9,883 current and former employees participated in the Plan.

     (c)  Trust

     The Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan's record keeper.

     (d) Investment options

     Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments in any of the following investment options:

     (1)  FMC Stock Fund - Funds are invested in common stock of FMC
          Corporation.

     (2) Stable Value Fund - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund's investment manager. For the plan years ending December 31, 1999 and December 31, 1998, the effective annual yield was approximately 6.99%.

     (3) Clipper Fund - Funds are invested in common stocks which are considered undervalued by the fund manager and in long-term bonds.

     (4) Mutual Qualified (Z) Fund - Funds are invested primarily in common and preferred stocks which are considered undervalued by the fund manager.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1999 and 1998

--------------------------------------------------------------------------------

     (5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U. S. - headquartered companies with long-term growth potential.

     (6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

     (7) Fidelity Magellan Fund - Funds are primarily invested in common stocks of domestic and foreign companies.

     (8) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

     (9) Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

     (10) Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U. S. that are included in the Morgan Stanley EAFE Index.

     (11) Retirement Government Money Market Fund - Funds are invested in short-term obligations of the U. S. Government or its agencies.

     (12) U. S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

     The Fidelity Magellan Fund was added as an investment option during 1999. The Harsco Stock Fund was not available as an investment option in 1998 or 1999; however, monies remain in this investment from previous years. All Company contributions to the Plan are invested by the Trustee in the FMC Stock Fund and are credited to the respective accounts of the employees participating in the Plan. The participants may change their investment options and move their account balances within the funds as frequently as they choose except with respect to employee basic contributions to the FMC Stock Fund, where the value of the account can be moved once a year after a participant reaches age 50, and Company contributions, which cannot be moved to other funds.

     (e)  Vesting

     Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100 percent vested after five years of service.

     (f)  Payment of Benefits

     Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants aged 55 or older or whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments over a ten-year period. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and to reduce future Company contributions to the Plan.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1999 and 1998

--------------------------------------------------------------------------------

    (g)  Expenses

    The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

    (h)  Withdrawals and Loans

    The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over 60 months with interest at the announced Stable Income Fund rate or some other reasonable rate as determined by the Company. Participant loans outstanding as of December 31, 1999 and December 31, 1998, which are reported in the Loan Fund, were $18,949,000 and $21,664,000, respectively.

    (i)  Plan Termination

    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.


(2) Summary of Significant Accounting Policies

    The following are the significant accounting policies followed by the Plan:

    (a)  Basis of Accounting

    The Plan's financial statements are prepared on the accrual basis of accounting.

    (b)  Investment Transactions

    Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

    (c)  Valuation of Investments

    Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value which approximates market value.

    (d)  Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1999 and 1998

--------------------------------------------------------------------------------
(3) Investments and Basis of Allocation

    Investments at fair value which represent 5% or more of the Plan's assets available for benefits are separately identified below:

-------------------------------------------------------------------------------
                                                           December 31,
                                                     -----------------------
                                                        1999          1998
                                                          (in thousands)
    FMC Stock Fund                                    $308,019      $297,618
    Stable Value Fund                                  131,393       142,804
    Sequoia Fund                                        32,415        49,477
    Fidelity Blue Chip Fund                             35,485             -
-------------------------------------------------------------------------------

During 1999 and 1998, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

-------------------------------------------------------------------------------
                                                      Year ended December 31,
                                                     -------------------------
                                                       1999            1998
-------------------------------------------------------------------------------
                                                          (in thousands)
    FMC Stock Fund                                   $11,763        $(56,819)
    Clipper Fund                                      (2,875)            (21)
    Mutual Qualified (Z) Fund                            446          (1,517)
    Sequoia Fund                                      (9,499)          9,026
    Fidelity Puritan Fund                               (444)            262
    Fidelity Magellan Fund                               455               -
    Fidelity Blue Chip Fund                            5,290           4,254
    Low-Priced Stock Fund                                (56)           (367)
    Diversified International Fund                     1,950             262
    U. S. Equity Index Pool Fund                       3,794           3,958
    Harsco Stock Fund                                     (2)            (78)
-------------------------------------------------------------------------------
                                                     $10,822        $(41,040)
-------------------------------------------------------------------------------

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1999 and 1998

--------------------------------------------------------------------------------

(4) Income Taxes

    The Plan was amended and restated effective January 1, 1999 to reflect Plan changes and changes in the Internal Revenue Code. The Plan received a favorable determination letter from the Internal Revenue Service on May 22, 2000 indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore, that the related Master Trust (and, prior to that, the predecessor trust) are exempt from tax under Section 501(a) of the Code.

    The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to Federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(5) Plan Merger and Asset Transfers

    In January 1999, the accounts for the Company's bargaining employee unit at Middleport, NY, were merged into the Plan. As a result the plan received assets of $594,000 from the FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement. In September 1999, the Plan received $7,417,000 from the former trustee of the Tg Soda Ash operations of Elf AtoChem, which were acquired by FMC Corporation. In addition, during 1999 the Plan received $305,000 due to employee transfers and turnover.

    During 1998, employee accounts for four of the Company's bargaining unit operations at Pocatello, ID; Kemmerer, WY; Lawrence, KS; and Carteret, NJ were merged into the Plan. As a result the plan received assets of $6,470,000 from the FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement. In addition, during 1998 the Plan received $97,000 due to employee transfers and turnover.

(6) Impact of Year 2000 Issue

    The Plan experienced no significant adverse effects in transition to the year 2000.

                                                                      Schedule 1
                                                                      ----------
FMC CORPORATION THRIFT AND STOCK
PURCHASE PLAN

Schedule of Assets Held for Investment Purposes

December 31, 1999

-----------------------------------------------------------------------------------------------------------------------------------

                                                Description of investment including                                  Current value
Identity of issue, borrower, lessor             maturity date, rate of interest                                     at December 31,
       or similar party                         collateral, par, or maturity value                                        1999
-----------------------------------------------------------------------------------------------------------------------------------
FMC Common Stock                                FMC Corporation Stock
  Party in Interest                             5,374,371 shares                                                     $  308,019

Stable Value Fund                               Portfolio includes investment contracts
                                                  offered by major insurance companies
                                                  and other approved financial institutions                             131,993

Clipper Fund                                    Stock Long-term Growth Fund                                              20,938

Mutual Qualified Fund (Z)                       Stock Long-term Growth Fund                                              14,324

Sequoia Fund                                    Stock Long-term Growth Fund                                              32,415

Fidelity Puritan Fund                           Stock and Bond Fund                                                       8,014

Fidelity Magellan Fund                          Stock Long-term Growth Fund                                               6,529

Fidelity Blue Chip Fund                         Large Companies Stock Fund                                               35,485

Fidelity Low-Priced Stock Fund                  Growth Mutual Fund                                                        3,935

Fidelity Diversified International Fund         Growth Mutual Fund of Foreign
                                                  Companies                                                               7,532

Retirement Government Money Market Portfolio    Money Market Mutual Fund                                                  5,494

U.S Equity Index Pool                           Stock Index Fund                                                         23,649

Harsco Stock Fund                               Harsco Corporation Stock
                                                approximately 3,526 shares                                                  120

Participants' loans receivable                  Varying rates of interest 6.99% - 7.40%                                  18,949
-----------------------------------------------------------------------------------------------------------------------------------

Total assets held for investment purposes                                                                            $  617,396
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying independent auditors' report.

EXHIBIT INDEX


NUMBER IN
EXHIBIT TABLE       DESCRIPTION
-------------       -----------

10.1 FMC Employees' Thrift and Stock Purchase Plan, as revised and restated as of April 1, 1991 (incorporated by reference from Exhibit 10.3 to the Form SE filed on March 27, 1992).

10.2 FMC Employees' Savings and Investment Plan, as amended and restated as of January 1, 1999 (incorporated by reference from Exhibit 10.5 to the Annual Report on Form 10-K filed on March 27, 2000).

10.3 Amendments to the FMC Employees' Thrift and Stock Purchase Plan, through December 31, 1994 (incorporated by reference from Exhibit 10.6 to the Form 10-K filed on March 29, 1995).

10.4 Master Trust Agreement between FMC Corporation and Fidelity Management Trust Company dated June 1, 1997, for the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.12 to the Annual Report on Form 10-K filed on March 17, 1998).

10.5 Amendment dated March 28, 1996 to the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.6.a to the Annual Report on Form 10-K filed on March 17, 1998).

10.6 Amendments effective April 1 and June 1, 1995 to the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.6.b to the Annual Report on Form 10-K filed on March 17, 1998).

10.7 Amendment dated October 1, 1997 to the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.6.c to the Annual Report on Form 10-K filed on March 17, 1998).

23.1                Consent of KPMG LLP.